Exhibit 2.2

FIRST AMENDMENT TO PURCHASE AGREEMENT

This Amendment to Purchase Agreement (the “Amendment”) executed the dates hereinbelow written, but effective the 1st day of January, 2002 by and among BIM3 INVESTMENTS, a Louisiana partnership (“Seller”), THE OLD EVANGELINE DOWNS, L.C., a Louisiana limited liability company (the “Company”) and OED ACQUISITION, LLC, a Delaware limited liability company, as successor in interest to PENINSULA GAMING PARTNERS, L.L.C., (the “Buyer”).

RECITALS

Seller, Company and Buyer entered into a Purchase Agreement (the “Purchase Agreement”) on June 27, 2001, purchase to which Seller agreed to sell to Buyer, and Buyer agreed to buy from Seller, Seller’s Membership Interest and Seller’s one-half ( 1/2) interest in the Existing Mortgage Notes, as defined in the Purchase Agreement, for the aggregate purchase price of Fifteen Million and No/100 Dollars ($15,000,000.00).

The parties desire to amend the terms of the Purchase Agreement. All capitalized terms used herein shall have the meanings set forth in the Purchase Agreement.

AGREEMENT

NOW, THEREFORE, Seller, the Company and Buyer agree as follows:

MODIFICATIONS TO THE PURCHASE AGREEMENT

SUMMARY OF THE AMENDMENTS

The parties agree that the Purchase Agreement shall be modified as follows:

(i) Upon execution of this Amendment, the Escrow Holder is instructed to delivery the Deposit and the Interest Amount to Seller. Buyer relinquishes any and all claims to the Deposit and Interest Amount and acknowledges that they have been fully earned by Seller, however, a sum equal to the amount of the Deposit ($500,000.00) shall be applied toward the Purchase Price upon Closing. Buyer and Seller release, acquit, and discharge the Escrow Holder from any and all claims and obligations as the Escrow Holder.

(ii) As additional consideration for the agreement of Seller to enter into this Amendment, Buyer has this day delivered to Seller the cash sum of Two Hundred Twenty Thousand and No/100 Dollars ($220,000.00). Buyer acknowledges and agrees that this payment to Seller is non-refundable under any condition.

(iii) The Closing of the purchase and sale of Seller’s Membership Interest and Seller’s interest in the Existing Mortgage Notes shall be held at the offices of Seller at 600 Jefferson Street, Suite 1500, Lafayette, Louisiana at 10:00 a.m. on Friday, February 15, 2002, the Closing Date.

(iv) At the Closing, Buyer shall cause to be delivered to Seller a cashier’s check in the amount of Fourteen Million Five Hundred Thousand and No/100 Dollars ($14,500,000.00).

(v) Buyer may extend the February 15, 2002 Closing Date to March 15, 2002 by paying to Seller the cash sum of Five Hundred Sixty-Five Thousand and No/100 Dollars ($565,000.00) on or before

February 15, 2002 as consideration for the extension. Buyer acknowledges and agrees that this $565,000.00 payment to Seller is non-refundable under any condition and shall not be applied toward the Purchase Price. At the extended Closing (i.e., on or before March 15, 2002), Buyer shall cause to be delivered to Seller a cashier’s check in the amount of Fourteen Million Five Hundred Thousand and No/100 Dollars ($14,500,000.00).

b. Specific Amendments

(i) Section 1(d) of the Purchase Agreement is deleted in this entirety.

(ii) Section 2 of the Purchase Agreement is amended to be and read:

“The closing (the “Closing”) of the purchase and sale of Seller’s Membership Interest shall be held at the offices of Seller at 600 Jefferson Street, Suite 1500, Lafayette, Louisiana at 10:00 a.m. on Friday, February 15, 2002 (subject to the extension as set forth in Section 14(a)(iv), as amended). The date on which the Closing shall occur is hereinafter referred to as the “Closing Date”. At the Closing, Buyer shall cause to be delivered to Seller a cashier’s check in the amount of Fourteen Million Five Hundred Thousand and No/100 ($14,500,000.00) dollars.”

(iii) Section 8(a) of the Purchase Agreement is amended to be and read as follows:

a. Buyer’s Obligation

“The obligation of Buyer to purchase and pay for Seller’s Membership Interest is subject to Buyer’s discretion. Buyer and Seller agree that the Conditions to Closing of the Buyer set forth in the original Purchase Agreement are hereby deleted, so that Buyer may determine, in its discretion, whether to close or not. This discretion provided to Buyer is given in consideration for the non-refundable amounts paid to Seller this date and/or to be paid on or before February 15, 2002 should Buyer extend the Closing Date.”

(iv) Section 8(b)(v) shall be amended to be and read as follows:

“(v) Seller shall have received the full Purchase Price less the $500,000.00 to be applied to the purchase price referenced in Section 2(a)(i) of this Amendment, paid in cash simultaneously with or prior to the Closing.” (v) Section 14(a)(ii) of the Purchase Agreement is amended to be and read as follows:

“(ii) by Seller if any of the conditions set forth in Section 8(b), as amended, shall have become incapable of fulfillment, and shall not have been waived by Seller.”

(vi) Section 14(a)(iv) of the Purchase Agreement is amended to be and read as follows:

“(iv) by either Buyer or Seller, if the Closing does not occur on or prior to February 15, 2002; unless, the Closing Date is extended to March 15, 2002, in which event, by either Buyer or Seller, if the Closing does not occur on or prior to March 15, 2002.”

(vii) Section 14(b) of the Purchase Agreement is deleted in its entirety.

(viii) Section 14(c)(ii) of the Purchase Agreement is amended to be and read as follows:

“(ii) all confidential information received by Buyer with respect to the business of the Company shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement; and”

(ix) A new Section 14(c)(iii) is added to be and read as follows:

“(iii) Seller shall be entitled to retain all monies paid to Seller by Buyer as described in the First Amendment to Purchase Agreement”

(x) The introductory paragraph of Section 18 of the Purchase Agreement is amended to be and read as follows:

“All notices or other communications required or permitted to be given hereunder shall be in writing and shall be sent, postage prepaid, by registered, certified or express mail, return receipt requested or by reputable national overnight courier service guaranteeing next business day delivery and shall be deemed given if received, three days after mailing, and in the case of overnight courier service (one business day after mailing), as follows.”

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

BIM3 INVESTMENTS, a Louisiana Partnership

By:	/s/ KEVIN MOODY
Name:	Kevin Moody
Title:	Managing Partner

THE OLD EVANGELINE DOWNS, L.C.

By:	/s/ MICHAEL S. LUZICH
Name:	Michael S. Luzich
Title:	President

OED ACQUISITION, L.L.C.

By:	/s/ Michael S. Luzich
Name:	Michael S. Luzich
Title:	President

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